# SEC Schedule 13D/A (Amendment No. 20) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Babcock & Wilcox Enterprises, Inc., CIK 0001630805
CUSIP: 05614L100
Title of class of securities: Common Stock, par value $0.01
Address of issuer's principal executive offices: 1200 E. Market Street, Suite 650, Akron, Ohio (OH), 44305
Date of event which requires filing of this statement: 02/11/2026
Filed by CIK 0001464790
Persons authorized to receive notices and communications: Bryant R. Riley, BRC Group Holdings, Inc.,, 11100 Santa Monica Boulevard, Suite 800, Los Angeles, California (CA), 90025, (818) 884-3737

## Reporting persons
- BRC Group Holdings, Inc. (CIK 0001464790): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 27,446,522; sole dispositive power 0; shared dispositive power 27,446,522; aggregate amount beneficially owned 27,446,522 (24.7% of the class)
  Comment: Percent of class is calculated based on 111,100,100 shares of common stock, par value $0.01 (the "Common Stock"), of Babcock & Wilcox Enterprises, Inc. (the "Issuer") outstanding as of November 4, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission (the "SEC") on November 10, 2025 (the "10-Q").
- BRF Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 11,873,160; sole dispositive power 0; shared dispositive power 11,873,160; aggregate amount beneficially owned 11,873,160 (10.7% of the class)
  Comment: Percent of class is calculated based on 111,100,100 shares of Common Stock outstanding as of November 4, 2025, as reported by the Issuer in the 10-Q.
- B. Riley Securities, Inc.: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 15,573,362; sole dispositive power 0; shared dispositive power 15,573,362; aggregate amount beneficially owned 15,573,362 (14% of the class)
  Comment: Percent of class is calculated based on 111,100,100 shares of Common Stock outstanding as of November 4, 2025, as reported by the Issuer in the 10-Q.
- Bryant R. Riley: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 217,831; shared voting power 27,446,522; sole dispositive power 217,831; shared dispositive power 27,446,522; aggregate amount beneficially owned 27,664,353 (24.9% of the class)
  Comment: Percent of class is calculated based on 111,100,100 shares of Common Stock outstanding as of November 4, 2025, as reported by the Issuer in the 10-Q.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01
Name of issuer: Babcock & Wilcox Enterprises, Inc.
Address of issuer's principal executive offices: 1200 E. Market Street, Suite 650, Akron, Ohio (OH), 44305
Comment:
This Amendment No. 20 (this "Amendment") amends and supplements the Schedule 13D filed on November 30, 2018, as amended by Amendment No. 1 to Schedule 13D, filed with the Securities and Exchange Commission (the "SEC") on April 10, 2019, Amendment No. 2 to the Schedule 13D, filed with the SEC on May 7, 2019, Amendment No. 3 to Schedule 13D, filed with the SEC on July 23, 2019, Amendment No. 4 to Schedule 13D, filed with the SEC on July 29, 2019, Amendment No. 5 to the Schedule 13D, filed with the SEC on May 20, 2020, Amendment No. 6 to Schedule 13D, filed with the SEC on June 11, 2020, Amendment No. 7 to Schedule 13D, filed with the SEC on July 2, 2020, Amendment No. 8 to Schedule 13D, filed with the SEC on September 10, 2020, Amendment No. 9 to Schedule 13D, filed with the SEC on October 2, 2020, Amendment No. 10 to Schedule 13D, filed with the SEC on January 27, 2021, Amendment No. 11 to Schedule 13D, filed with the SEC on February 10, 2021, Amendment No. 12 to Schedule 13D, filed with the SEC on March 26, 2021, Amendment No. 13 to Schedule 13D, filed with the SEC on October 29, 2021, Amendment No. 14 to Schedule 13D, filed with the SEC on December 26, 2023, Amendment No. 15 to Schedule 13D, filed with the SEC on January 22, 2024, Amendment No. 16 to Schedule 13D, filed with the SEC on April 17, 2024, Amendment No. 17 to Schedule 13D, filed with the SEC on July 15, 2024 , Amendment No. 18 to Schedule 13D, filed with the SEC on September 25, 2024 and Amendment No. 19 to Schedule 13D, filed with the SEC on April 2, 2025 (as amended, the "Schedule 13D"), by the Reporting Persons relating to the common stock, par value $0.01 (the "Common Stock"), of Babcock & Wilcox Enterprises, Inc. (the "Issuer"). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the "Statement" will be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

This Amendment also amends, restates and replaces the Schedule 13D filed by B. Riley Securities, Inc. on April 2, 2025. All Common Stock of the Issuer directly or indirectly beneficially owned by BRC Group Holdings, Inc. will be reported on this Amendment and any amendments filed in the future.

## Item 2. Identity and Background
Name of person filing:
1. BRC Group Holdings, Inc. ("BRC");

2. B. Riley Securities, Inc. ("BRS");

3. BRF Investments, LLC ("BRFI"); and

4. Bryant R. Riley
Residence or business address: 11100 Santa Monica Boulevard, Suite 800, Los Angeles, California 90025
Present principal occupation or employment: The principal business of BRC is serving as a holding company. Set forth on Schedule A annexed hereto ("Schedule A") is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and the citizenship of the executive officers and directors of BRC. To the best of BRC's knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement, or understanding required to be disclosed herein. The principal business of BRS is serving as a broker dealer. The principal business of BRFI is investing in securities. Bryant R. Riley, an individual, is the Co-Chief Executive Officer and Chairman of the Board of Directors of BRC.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons nor any person listed on Schedule A have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons nor any person listed on Schedule A have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Delaware, United States of America.

## Item 4. Purpose of Transaction
Purpose of transaction:
(a) Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Bryant Riley sold 1,155,382 shares ("Transferred Shares") of the Issuer personally held by him and his family trust in a private transaction to an unaffiliated third party pursuant to a stock purchase agreement, dated February 11, 2026. The Transferred Shares were sold at a value of $9.00 per share and were sold solely for the purpose of repaying a portion of debt ("Debt Paydown") owed by Mr. Riley to Axos Bank pursuant to his Credit Agreement with Axos Bank (the "Credit Agreement") that has previously been disclosed on Mr. Riley's Schedule 13D for BRC Group Holdings, Inc. filed on April 11, 2025. The Transferred Shares will remain restricted until registered for resale or sold pursuant to an exemption from registration.

The Debt Paydown will result in the release of 53.7% of the BRC shares pledged to Axos pursuant to the Credit Agreement (totaling 3,122,537 shares of BRC) and Mr. Riley anticipates that the remaining BRC shares pledged will be released within the next thirty days.

B. Riley Securities Holdings, Inc. ("BRSH") is a majority owned subsidiary of BRC. BRS is a wholly owned subsidiary of BRSH and, as such, BRC may be deemed to be a beneficial owner of the shares held by BRS and is required to report them on this Schedule 13D.

BRFI is a wholly owned subsidiary of BRC and, as such, BRC may be deemed to be a beneficial owner of the shares held by BRFI and is required to report them on this Schedule 13D.

The Reporting Persons hold their securities of the Issuer for investment purposes. The Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(1) As of the date hereof, BRFI beneficially owns directly 11,873,160 shares of Common Stock representing 10.7% of the Issuer's Common Stock. BRC is the parent company of BRFI. As a result, BRC may be deemed to indirectly beneficially own the Shares held by BRFI.

(2) As of the date hereof, BRS beneficially owns directly 15,573,362 shares of Common Stock representing 14.0% of the Issuer's Common Stock. BRC is the majority shareholder of BRSH, the parent company of BRS. As a result, BRC may be deemed to indirectly beneficially own the Shares held by BRS.

(3) Bryant R. Riley beneficially owns directly 217,831 shares of Common Stock representing 0.2% of the Issuer's Common Stock, of which (i) 45,436 shares are held as sole custodian for the benefit of Abigail Riley, (ii) 45,801 shares are held as sole custodian for the benefit of Charlie Riley, (iii) 45,431 shares are held as sole custodian for the benefit of Eloise Riley, (iv) 43,810 shares are held as sole custodian for the benefit of Susan Riley, and (v) 37,353 shares are held in Bryant R. Riley's 401(k) account. Bryant R. Riley may also beneficially own 27,446,522 shares of Common Stock, representing 24.7% of the Issuer's Common Stock, outstanding and held directly by BRFI and BRS in the manner specified in paragraphs (1) and (2) above. Bryant R. Riley disclaims beneficial ownership of the shares held by BRFI and BRS in each case except to the extent of his pecuniary interest therein.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages to this Amendment is incorporated by reference herein.
Transactions in the class effected during the past sixty days: The Reporting Persons have not effected any transactions in securities of the Issuer in the last 60 days, except for the sale of the Transferred Shares as set forth in Item 4 above.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following: The Reporting Persons' response to Item 4 is incorporated by reference into this Item 6. The description of the stock purchase agreement is qualified in its entirety by reference to the full text of the stock purchase agreement, which is filed as Exhibit 99.1 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Schedule A Executive Officers and Directors of BRC Group Holdings, Inc.

Exhibit 99.1 Stock Purchase Agreement, by and among Bryant and Carleen Riley JTWROS, Riley Family Trust and AFOB FIP MS, LLC, dated as of February 11, 2026.

## Signatures
- BRC Group Holdings, Inc.: /s/ Bryant R. Riley, Bryant R. Riley/Co-Chief Executive Officer (02/13/2026)
- BRF Investments, LLC: /s/ Bryant R. Riley, Bryant R. Riley/Authorized Signatory (02/13/2026)
- B. Riley Securities, Inc.: /s/ Frank J. Pigott, Frank J. Pigott/General Counsel and Secretary (02/13/2026)
- Bryant R. Riley: /s/ Bryant R. Riley, Bryant R. Riley (02/13/2026)